UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Supply Agreement

On December 5, 2025, our subsidiary Xi’an App-Chem Bio (Tech) Co., Ltd (“App-Chem”) entered into a Sales Cooperation Agreement (the “Agreement”) with Shaanxi Qingshengyuan Health Industry Co., Ltd. (“ Qingshengyuan”). Under the Agreement, App-Chem grants Qingshengyuan the non-exclusive right to market, distribute and sell App-Chem’s kombucha tea pigment digestive health products (collectively, the “Products”) in the greater China market. The term of the Agreement is twenty-four (24) months.

App-Chem will be responsible for all research and development, production and quality control such that the Products are compliant with applicable national standards.

Pursuant to the Agreement Qingshengyuan has guaranteed aggregate sales of no less than US$12,000,000 over the term.

In the event the Products fail to conform to the agreed quality standards, App-Chem shall be responsible for all testing expenses, as well as any costs associated with returns and exchanges.

Products will be transported to such sites as designated by Qingshengyuan.

App-Chem must receive full payment from Qingshengyuan for any Products before they are dispatched.

If either party breaches the Agreement and fails to cure such breach within thirty (30) working days after receipt of written notice from the non-breaching party, the non-breaching party may terminate the Agreement. The Agreement may also be terminated at any time by the mutual written consent of both parties.

If either party fails to perform under this Agreement without due cause, or unilaterally terminates this Agreement without authorization, such party shall be liable to pay the other party a penalty equal to 15% of the total contract price. If a party’s attributable default causes partial non-performance under this Agreement, the defaulting party shall pay a penalty equal to 10% of the portion of the contract price associated with the unperformed obligations. Any lawsuits must be filed in a court located in the People’s Republic of China.

The foregoing is a summary of the material terms of the Agreement. The Agreement contains additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Translation of Sales Cooperation Agreement with Shaanxi Qingshengyuan Health Industry Co., Ltd.
99.1	Press Release dated December 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer